Exhibit 5

Your Vision Our Focus

December 8, 2021

To:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: Grown Rogue International, Inc. (the Company)

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated December 7, 2021 (the “Notice”) and, based on our knowledge of such information at this time, we confirm that we agree with the statements contained in the Notice in as far as they related to us.

Yours very truly,

/s/ Turner, Stone & Company, L.L.P.

Turner, Stone & Company, L.L.P.

Turner, Stone & Company, L.L.P.

Accountants and Consultants

12700 Park Central Drive, Suite 1400

Dallas, Texas 75251

Telephone: 972-239-1660 / Facsimile: 972-239-1665

Toll Free: 877-853-4195

Web site: turnerstone.com